

May 21, 2021

Peter M. Rogers
Chief Financial Officer
Echo Global Logistics, Inc.
600 West Chicago Avenue
Suite 725
Chicago, Illinois 60654

       Re: Echo Global Logistics, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2020
          Filed February 26, 2021
          File No. 001-34470

Dear Mr. Rogers:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 21

1.   In your correspondence dated December 15, 2020, your response to comment 4 states you will present non-GAAP financial measures separately and in a manner not resembling a full consolidated statement of operations. We note that your consolidated statements of operations data presentation appears to show a full profit and loss statement including the non-GAAP measure adjusted gross profit. Revise your disclosure to comply with your prior response. Also, note that all reconciliations of adjusted gross profit should be to GAAP-basis gross profit rather than revenue. Refer to Items 10(e)(1)(i)(B) and (ii)(C) of Regulation S-K.

Comparison of Years Ended December 31, 2020 and 2019

<u>Adjusted Gross Profit, page 26</u>

2.	In your correspondence dated December 15, 2020, your response to comment 2 states that you will reconcile adjusted gross profit margin to GAAP-basis gross profit margin and your response to comment 5 states that you will give equal prominence to both GAAP and non-GAAP measures of profitability. Please revise your presentation of adjusted gross margin to comply with your prior responses. Refer to Items 10(e)(1)(i)(A) and (B) of Regulation S-K.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 with any questions.

					Sincerely,

					Division of Corporation Finance
					Office of Energy & Transportation